

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2023

Rasmus Refer
Chief Executive Officer
Trustfeed Corp.
140 Broadway, 46th Floor
New York, NY 10005

> **Re: Trustfeed Corp.**
> **Registration Statement on Form 10-12G**
> **Filed May 31, 2023**
> **File No. 000-56555**

Dear Rasmus Refer:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.


Sincerely,

Division of Corporation Finance
Office of Technology


cc: Scott Doney